Mail Stop 3561

July 1, 2009

Jacinta Sit, President
Oxford Technologies, Inc.
80 Wall Street, Suite 818
New York, New York

RE: **Oxford Technologies, Inc.**
        10-K for Fiscal Year Ended December 31, 2008 and
        Filed April 23, 2009
        10-Q for the Period Ended March 31, 2009 and
        Filed May 20, 2009
        File No.: 0-49854

Dear Ms. Sit:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the FASB Accounting Standards Codification ("FASB ASC") became effective on July 1, 2009. As a result, all non-SEC accounting and

> financial reporting standards have been superseded. In future filings, please
> revise any references to accounting standards accordingly.

Form 10-K for the fiscal year ended December 31, 2008

Cover page

2. Please advise us why you have not checked the box on the cover page of the
   Form 10-K to indicate disclosure of delinquent filers pursuant to Item 405 of
   Regulation S-K is not contained in the 10-K.

Item 7. Management's Discussion and Analysis or Plan of Operation, page 18

Results of Operations, page 20

3. To enhance the reader's understanding, please revise your Revenues discussion
   in MD&A, Results of Operations to quantitatively and qualitatively address the
   reasons for changes. Your discussion should identify each material type of
   revenue transaction and the causal factors for increases or decreases.

Liquidity and Capital Resources, page 24

Debt and Other Contractual Obligations Table, page 25

4. We note the inter-company loan balance of $620,000 and $557,000 that is shown
   in your December 31, 2008 and March 31, 2009 contractual obligations table,
   respectively. Please tell us if this loan is eliminated in consolidation or if it is
   shown in your December 31, 2008 and March 31, 2009 Consolidated Balance
   Sheets. If it is shown on your balance sheet, please tell us what balance sheet
   line item it is included in and revise your footnotes to include disclosure of your
   accounting policy for this inter-company loan.

Item 9A. Controls and Procedures, page 30

(a) Evaluation of Disclosure Controls and Procedures, page 30

5. We note your December 31, 2007 Form 10-K was not filed until April 16, 2008
   and your December 31, 2008 Form 10-K was not filed until April 23, 2009.
   Please consider whether the Company's failure to file its Exchange Act reports
   within the time periods specified in the Commission's rules and forms impacts its
   conclusions regarding the effectiveness of your disclosure controls and
   procedures *as of the end of the fiscal quarter* covered by the December 31, 2008
   and March 31, 2009 reports, respectively, and revise your disclosure as

appropriate. Refer to Exchange Act Rule 12b-25(b)(2)(ii) and the definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). In your response to us, please tell us the factors you considered and highlight for us those factors that support your conclusion that your disclosure controls and procedures were effective or revise your effectiveness conclusion.

6. Based on your disclosure, it appears to us that you only concluded that your disclosure controls and procedures were effective to ensure that material information relating to the Company and its consolidated subsidiary would be made known to them by others within those entities. Please revise to disclose the conclusions of your principal executive officer and principal financial officer, regarding the effectiveness of your disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act) as of the end of the period covered by the report, based on the evaluation of your disclosure controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 under the Exchange Act. Refer to Item 307 of Regulation S-K.

7. We note your statement that management does not expect that the Company's disclosure controls and procedures will prevent all error and all fraud. We further note your statements that a control system no matter how well conceived and operated, can provide only reasonable, not absolute, assurance and that no evaluation of controls can provide absolute assurance. Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove the reference to the level of assurance related to your disclosure controls and procedures. Please refer to Section II.F.4 of SEC Release No. 33-8238 for additional guidance.

(b) Management's Report on Internal Control Over Financial Reporting, page 30

8. We note your Management's Report on Internal Control Over Financial Reporting disclosure and have the following comments:

a) Please tell us if your use of the Company's management also includes your principal executive officer and principal financial officer, and if so, revise your disclosure to clarify. Refer to Exchange Act Rule 13a-15(c) and 13a-15(f).

b) Please revise to include a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting, as required by Exchange Act Rule 13a-15(c).

    c) Please revise to include the statement required by Item 308T(a)(4) of Regulation S-K.

Notes to Consolidated Financial Statements, page F-6

9. We note on page F-10 that the borrowings under your invoice discounting facility and overdraft facility are charge an interest rate of 2% above the Bank of England base rate. We further note that you do not disclose the interest rate on your related party note payable. Please revise your footnotes and liquidity and capital resources disclosure on page 24 to disclose the interest rates for each material debt obligation or credit facility, as applicable.

10. We note the $2.168 million, $3.844 million, and $1.595 million balance in checks in excess of cash in bank at December 31, 2008, December 31, 2007, and March 31, 2009, respectively. Please tell us nature of this account, the individual components of the balance at each balance sheet date, and explain to us why you have classified it as a current liability. Please also revise to include a footnote describing the nature of and your accounting policies for the material components of this balance.

1. Summary of Significant Accounting Policies, page F-6

Warranty, page F-7

11. We note your disclosure that all products manufactured are warranted to be of satisfactory quality, comply with specification and free from defects in components and workmanship, and that the cost of repairs are expensed at the time incurred. Please tell us how this accounting policy complies with U.S. generally accepted accounting principles ("U.S. GAAP") and how you considered FASB ASC 450 and FASB ASC 460. In this regard, tell us whether you can estimate the costs of servicing the warranties and the time of sale and the reasons you do not record warranty expense at the time of sale. Please also revise your footnote to include the disclosures required by FASB ASC 450 and FASB ASC 460, to the extent material.

4. Invoice Discounting, page F-10

12. We note your disclosure here that the maximum level of funding under your invoice discounting facility is $5.1 million, but on page 24 you state that maximum advance limit is $3.8 million. Please clarify the maximum advance limit under your invoice discounting facility, and describe in the footnotes how this amount is determined.

13. We note your invoice discounting facility (i.e. full factoring facility) provided through the invoice finance arm of HSBC Bank, and your statement on page F-8 that management believes their treatment complies with guidance provided by FASB ASC 860. Please advise us of the following with respect to this facility:

   a) Tell us if your factoring arrangements meet the sale criteria in FASB ASC 860-10-40-5, or if you account for the transfers of receivables as a secured borrowing with pledge of collateral pursuant to FASB ASC 860-20 and FASB ASC 860-30.
   b) Based on your response to the comment directly above, provide us with an explanation to support how your accounting policy for the factoring arrangements complies with FASB ASC 860.
   c) Tell us the extent of your recourse obligations under this agreement, if any.
   d) Disclose the amount of borrowings, repayments upon invoice settlement, factoring expense for bank charges incurred, and interest expense incurred under this facility, for the fiscal years ended December 31, 2008 and 2007, and the three months ended March 31, 2009.
   e) We note your statement that the amount borrowed under this facility is shown in Other Receivables. Tell us the amount recorded in Other Receivables, as of the periods ended December 31, 2008 and 2007, and March 31, 2009, what balance sheet line item the Other Receivables are included in, and why you have classified borrowings as an asset.
   f) Tell us where you have classified the borrowings and repayments under this facility within your Consolidated Statement of Cash Flows for the fiscal years ended December 31, 2008 and 2007, and the three months ended March 31, 2009.

5. Notes Payable, page F-10

14. Please tell us the amounts borrowed and repaid under your Overdraft facility for the fiscal years ended December 31, 2008 and 2007, and the three months ended March 31, 2009, if any, and where you have recorded these amounts within your Consolidated Statement of Cash Flows for each respective period ended, if applicable. Please also disclose the amount outstanding under your Overdraft facility as of December 31, 2008 and 2007, and March 31, 2009, if any, and where you have recorded these amounts within your Consolidated Balance Sheet as of each respective period end, if applicable.

9. Deferred Income, page F-12

15. We note your disclosure that the Company amortized the remaining $1.185 million balance on the grant aid in the fiscal year 2008 because the Company transferred ownership of the land and buildings at Technology Park to Axiom M S Limited in January 2009. We further note your disclosure on page 24 that you have treated the grant aid as deferred income and recognized a monthly amortization, based upon a formula, to reduce expenses. Please advise us of the following with respect to your grant aid received from the Welsh Assembly Government:

   a) Tell us your basis for your monthly amortization to recognize the grant aid over several periods, and provide us with the specific formula that the amortization is based upon;
   b) Tell us the specific U.S. GAAP literature that you relied upon in accounting for the grant aid;
   c) Tell us specifically why the fiscal year 2009 land and building ownership transfer resulted in the full amortization of the remaining $1.185 million balance on the grant aid in the fiscal year 2008; and
   d) Confirm to us that land and building ownership transfer does not require any of the grant to be repaid to the Welsh Assembly Government under any of the circumstances you have listed on page 23, and specifically tell us how this does not violate the 5th circumstance you have listed.

Management Certifications – Exhibit 31

16. Please revise the Section 302 Certifications filed with your December 31, 2008 Form 10-K and March 31, 2009 Form 10-Q to add internal controls over financial reporting to the introductory language of paragraph 4, and add paragraphs 4(b) in its entirety as required by Exhibit 601(b)31 of Regulation S-K.

Exhibits

17. Please file or incorporate by reference your material agreements. For example, we note the invoice discounting facility identified in MD&A.

18. Please revise to include complete certifications as required by Item 601(b)(31) of Regulation S-K. We note that you do not include in the introductory language of paragraph 4 of the Section 302 certification that the officer is responsible for establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)); and you do not include paragraph 4(b) referring to internal control over financial reporting. Also, revise

the Form 10-Q for the period ended March 31, 2009 by completing the Section 302 certification in the same way.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact John Archfield (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Jim Lopez at (202) 551-3536 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services